SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On October 9, 2012, Mr. Yim, Chu-Hwan was appointed as the non-standing director of Korea Electric Power Corporation (“KEPCO”) by the Minister of the Ministry of Strategy and Finance. His term of office begins on October 19, 2012, following the completion of the term of the office by former non-standing director of KEPCO, Mr. Lee, Gi-Pyo on October 18, 2012. Following the appointment of Mr. Yim, KEPCO will have a total of eight non-standing directors, which comprise a majority of the 15-member board of directors.

Biographic details of the newly appointed non-standing director are set forth below.

Name	Biographic details

Yim, Chu-Hwan

•       Current Position:

•       Visiting professor of electronics and information engineering, Korea University, Sejong Campus

•       Previous Positions:

•       President of Korea Digital Cable Laboratories

•       President of Electronics and Telecommunications Research Institute

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: October 18, 2012